Exhibit 99.1

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Financial Statements December 31,2019 and 2018 (With Independent Auditors' Report Thereon)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Table of Contents Page(s) Independent Auditors' Report 1-2 Consolidated Balance Sheets as of December 31, 2019 and 2018 3 4 Consolidated Statements of Income for the years ended December 31, 2019 and 2018 Consolidated Statements of Comprehensive Income for the years ended December 31, 2019 and 2018 5 Consolidated Statements of Changes in Equity for the years ended December 31, 2019 and 2018 6 Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018 7-8 9-57 Notes to Consolidated Financial Statements

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report

The Shareholder
Fresenius Medical Care Holdings, Inc.:

We have audited the accompanying consolidated financial statements of Fresenius Medical Care Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Fresenius Medical Care Holdings, Inc. and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Emphasis of Matter As discussed in Note 2(s) to the consolidated financialstatements, on January 1, 2019, the Company adopted Accounting Standards Update 2016-02, Leases (Topic 842) and Accounting Standards Update 2018-11, Leases; Targeted Improvements.Our opinion is not modified with respect to this matter. Boston, Massachusetts May 16,2020 2

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Consolidated Balance Sheets December 31, 2019 and 2018 (Dollars In thousands) 2019 2018 Current assets: Cash and cash equivalents Trade accounts receivable, net Receivables from affiliates Inventories Income tax receivables Short-tenn investments Other current assets Restricted cash $ 446,405 1,844,550 50,598 936,307 126,709 149,774 509,033 20,735 1,842,592 1,845,453 242,410 831,437 94,883 114,033 529,714 5,450 4,084,111 5,505,972 Total current assets Property, plant and equipment, net Other assets: Right-of-use assets, net Goodwill Other intangible assets, net Long-tenn investments Cost and equity method investments other assets and deferred charges Tota1 other assets Total assets 2,766,092 2,553,285 3,794,566 13,200,882 1,257,725 169,790 183,238 121,412 11,583,359 492,660 178,462 155,965 122,505 18,727,591 12,532,951 $ 25 577 794 20,592,208 LlabiiiOas,Noncontrolllng Interests, and Equity Current liabilities: Accounts payable Accounts payable to related parties Current borrowings from affiliates Current portion of lease liabilities Accrued liabilities Short-tenn borrowings Current portion of long-tenn debt Total current liabilities Long-tenn debt Noncurrent borrowings from affiliates Long-tenn lease liabilities Other liabilities Deferred income taxes Total liabilities Noncontrolling interests subject to put provisions and other temporary equity Equity: Preferred stock, $1 par value Authorized shares-9,753,560 as of December 31, 2019 and 2018 Outstanding shares-none as of December 31, 2019 and 3,404,500 as of December 31, 2018 Common stock, $1 par value Authorized shares-90,000,000 as of December 31, 2019 and 2018 Outstanding shares-83,985,000 as of December 31, 2019 and 2018 Additional paid-in capital Retained earnings Accumulated other comprehensive loss Total Fresenius Medical Care Holdings Inc. equity Noncontrolling interests not subject to put provisions Total equity Total liabilities and equity $ 501,443 38,287 539,038 558,894 1,582,294 15,625 143,775 408,891 188,217 802,025 1,788,885 14,224 122,249 3,379,356 1,781,818 4,228,770 3,471,821 359,484 790,563 3,280,491 1,243,728 2,741,202 602,013 607,346 14,011,810 8,474,780 1,102,279 988,033 851,125 83,685 1,927,283 7,801,768 (Z1,209) 83,685 1,782,930 7,845,435 (101,110) 9,741,827 721,878 10,462,365 689,030 101463l05 11!151!395 $ 251577l94 20!592!208 See accompanying notes to consolidated financial statements. 3

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2019 and 2018

(Dollars in thousands)

		2019	2018
Net revenues:			
Health care services	$	12,531,113	12,591,876
Medical supplies		1,124,148	960,589
		13,655,261	13,552,465
(Income) expenses:			
Cost of health care services		8,431,090	8,415,377
Cost of medical supplies		658,641	735,233
General and administrative expenses		2,275,354	2,150,615
Depreciation and amortization		704,116	510,199
Research and development		81,586	80,909
Equity investment income		(5,506)	(5,993)
Gain related to divestiture of Care Coordination		—	(898,247)
Interest expense, net, and related financing costs (including $199,887 and $230,194 of interest with affiliates, respectively.)		289,681	280,886
		12,434,962	11,268,979
Income before income taxes		1,220,299	2,283,486
Provision for income taxes		247,034	442,458
Net income		973,265	1,841,028
Less net income attributable to noncontrolling interests		264,229	264,315
Net income attributable to Fresenius Medical Care Holdings, Inc.	$	709,036	1,576,713

See accompanying notes to consolidated financial statements.

4

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income Years ended December 31, 2019 and 2018 (Dollars in thousands) 2019 2018 Net income Gain (loss) related to foreign currency translation Gain (loss) on investments, (net of deferred tax benefit of $2,536 and ($854), respectively.) Actuarial gains on defined benefit plans, (net of deferred tax benefit of $5,716 and $3,648 respectively.) Gain related to derivative instruments, (net of deferred tax of $31 and $206, respectively.) Other comprehensive income, net of tax Total comprehensive income Comprehensive income attributable to noncontrolling interests $ 973,265 6,527 1,841,028 (3,677) 7,207 (1.939) 16,091 10,382 90 569 29,915 5,335 1,003,180 264,229 1,846,363 264,315 Comprehensive income attributable to Fresenius Medical Care Holdings, Inc. $ 738,951 1,582,048 See accompanying notes to consolidated financial statements. 5

**FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES**

Consolidated Statements of Changes in Equity

Years ended December 31, 2019 and 2018

(Dollars in thousands, except share data)

	Preferred stock		Common stock		Additional	Retained	Accumulated other comprehensive	Total FMCH, Inc. shareholders'	Noncontrolling interests not subject to	
	Shares	Amount	Shares	Amount	paid-in capital	earnings	income (loss)	equity	put provisions	Total equity
Balance, December 31, 2017	3,404,500	$ 851,125	83,985,000	$ 83,985	1,725,889	6,268,722	(106,445)	8,823,276	643,758	9,467,034
Net income	—	—	—	—	—	1,576,713	—	1,576,713	106,075	1,682,788
Other comprehensive income	—	—	—	—	—	—	5,335	5,335	—	5,335
Stock-based compensation expense	—	—	—	—	12,781	—	—	12,781	—	12,781
Exercise of subsidiary stock incentive plans	—	—	—	—	(24,984)	—	—	(24,984)	—	(24,984)
Vested subsidiary stock incentive plans	—	—	—	—	19,317	—	—	19,317	—	19,317
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	9,949	9,949
Dividends paid noncontrolling interests	—	—	—	—	—	—	—	—	(117,336)	(117,336)
Purchase/sale of noncontrolling interests	—	—	—	—	(53,670)	—	—	(53,670)	46,584	(7,086)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	104,916	—	—	104,916	—	104,916
DLP deemed distribution	—	—	—	—	(1,872)	—	—	(1,872)	—	(1,872)
Other reclassifications	—	—	—	—	553	—	—	553	—	553
Balance, December 31, 2018	3,404,500	851,125	83,985,000	83,985	1,782,930	7,845,435	(101,110)	10,462,365	689,030	11,151,395
Cumulative effect of adoption of Leases, Topic 842 on January 1, 2019 (note 2(s))	—	—	—	—	—	93,126	—	93,126	11,623	104,749
Net income	—	—	—	—	—	709,036	—	709,036	91,704	800,740
Other comprehensive income	—	—	—	—	—	—	29,915	29,915	—	29,915
Stock-based compensation expense	—	—	—	—	177	—	—	177	—	177
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	16,762	16,762
Dividends paid noncontrolling interests	—	—	—	—	—	—	—	—	(110,846)	(110,846)
Purchase/sale of noncontrolling interests	—	—	—	—	(20,008)	—	—	(20,008)	19,379	(629)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(46,053)	—	—	(46,053)	—	(46,053)
Repurchase and retirement of preferred stock	(3,404,500)	(851,125)	—	—	—	(190,199)	—	(1,041,324)	—	(1,041,324)
DLP deemed distribution	—	—	—	—	(3,060)	—	—	(3,060)	—	(3,060)
Deemed distribution	—	—	—	—	—	(655,083)	—	(655,083)	—	(655,083)
Contributions from shareholder	—	—	—	—	212,928	—	—	212,928	—	212,928
Other reclassifications	—	—	—	—	369	(547)	(14)	(192)	4,226	4,034
Balance, December 31, 2019	—	$ —	83,985,000	$ 83,985	1,927,283	7,801,768	(71,209)	9,741,827	721,878	10,463,705

See accompanying notes to consolidated financial statements.

6

FRESENIUS MEDICAL CARE HDLDINGS,INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows Years ended December 31, 2019 and 2018 (Dollars in thousands) 2019 2018 Cash flows from operating activities: Net income Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization Impairment of right of use assets Gain on divestitures Change in deferred income taxes Amortization of discount on Senior Note Equity investment income Loss on disposal of properties and equipment (Gain) loss on disposal of marketable securities, net Amortization of deferred financing cost Stock-based compensation expense Unrealized currency transaction loss (gain) Loss on forward sale and currency exchange agreements Excess tax benefits from stock-based compensation Changes in operating assets and liabilities, net of effects of purchase acquisitions and divestitures: Decrease (increase) in trade accounts receivable, net Increase in inventories Decrease (increase) in other current assets Increase in other assets and deferred charges Increase (decrease) in accounts payable Decrease in accrued income taxes (Decrease) increase in acaued liabilities Decrease in other long-term liabilities Net increase in lease liabilities Net changes due to/from affiliates Disbibutions received on equity invesbnents other, net Nat cash provided by operating activities Cash flows from investing activities: Capital expenditures Acquisitions and investments, net of cash acquired Sale of property and equipment Proceeds from divestibJres Issuance of note receivable SeWement of note receivable Purchases of available for sale securities Proceeds from sales of available for sale securities Equity contributions Net (increase) decrease in loans to affiliates Nat cash (used In) provided by Investing actMUes Cash flows from financing activities: Net decrease in borrowings from affiliate Net increase (decrease) from receivable financing facility Net increase (decrease) in debt Debt issuance costs Exercise of subsidiary stock incentive plans Disbibutions to noncontrolling interests Contributions from noncontrolling interests Proceeds from sale of noncontrolling interests Purchases of noncontrolling interests Nat cash provided by (used In) financing acUviUes Effects of changes in foreign exchange rates Change in cash, cash equivalents and restricted cash Cash,cash equivalents and restricted cash at beginning of year Cash, cash equivalents and resbicted cash at end of year $ 973,265 1,841,028 704,116 43,846 (28,315) 33,332 510,199 (904,221) 150,416 1,127 (5,993) 19,763 11.529 5,343 14,768 (55,087) 123,130 (4.675) (5,506) 33,413 (23.498) 3,372 1n 51,523 108,807 52,653 (38.897) 110.750 6,886 69,520 (62,348) (150,870) (348,892) 92,518 (127,930) 6,482 65 (144.504) (72.017) (50.392) 636 (4,289) (67,842) 198,381 (129,999) 31,480 8,011 3497 1,504,469 1,480,489 (786,963) (2,306,099) (787,313) (146,572) 39,334 1,939,719 (21) 94 (465,358) 177,346 (119,213) 284148 48,418 (7,106) 11,845 (25,719) {50,274) {3.116,098) 922,164 (68,335) 427,000 125,902 (3,133) (361,n8) (353,000) (182,723) (2,593) (24,984) (275,502) 34,329 42,809 {61,989) (278,986) 40,859 31,933 {37,770) 237,470 {6.743) (1,185,431) {3,380) (1,380,902) 1,848,042 1,213,842 634,200 $ 487,140 1,848,042 7

FRESENIUS MEDICAL CARE HDLDINGS,INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows Years ended December 31, 2019 and 2018 (Dollars in thousands) 2019 2018 Supplemental disclosures of cash flow information: Cash paid for interest Cash paid for income taxes, net of tax refund Details for acquisitions: Assets acquired Liabilities assumed Nonconlrolling interests Cash paid Less cash acquired Net cash paid for acquisitions Supplemental disclosures of non-cash activity from financing activities: SetHement of borrowings from affiliates SeWement of currency exchange agreement Capital contribtion Issuance of promissory note in lieu of cash dividend $ 235,756 281,044 244,837 370,022 $ (2,743,990) 249,314 131,290 (2.363.386) 57.287 (208,421) 1,185 59,175 (148.061) 1,489 $ $ {2,306,099} (146,572) $ 287,622 595,809 177.893 655,083 See accompanying notes to consolidated financial statements. 8

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) (1) The Company Fresenius Medical Care Holdings, Inc., a New York corporation (the Company or FMCH) is a subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (FMCAG & KGaA or the Parent Company). The General Partner refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. Management Board and our Management Board refer to the members of the management board of Fresenius Medical Care Management AG and, except as otherwise specified, Supervisory Board and our Supervisory Board refer to the supervisory board of FMC-AG & Co. KGaA. The Company conducts its operations through seven principal subsidiaries, National Medical Care, Inc. (NMC), Fresenius USA Marketing, Inc., Fresenius USA Manufacturing, Inc., National Cardiovascular Partners, LP, Colorado River Group, LLC and SRC Holding Company, Inc., all Delaware corporations and Fresenius USA, Inc., a Massachusetts corporation. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease (ESRD), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and nondialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's nondialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent the Company's health care services. (a) Basis of Presentation The consolidated financial statements in this report as of December 31,2019 and 2018 and for the years then ended have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). These consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for the fair presentation of the consolidated results for all periods presented. During 2019, the Company revised previously reported amounts for identified errors related to estimation of transaction price and application of proper constraint of variable consideration related to fee-for-service revenue under legal purview. The Company also revised previously reported amounts for identified errors related to the classification of cash flow impacts of changes in current affiliated borrowings. Management considered both the quantitative and qualitative factors within the provisions of SEC Staff Accounting Bulletin No. 99, Materiality, and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial 9 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

Statements. Based on an evaluation of the errors, management has concluded that the prior period errors were immaterial to the previously issued consolidated financial statements. As such, management has elected to correct the identified error in the prior periods. In doing so, balances in the consolidated financial statements have been adjusted to reflect the correction in the proper periods.

The effect of recording the immaterial correction in the consolidated financial statements as of December 31, 2018 is as follows:

		As of, and for the fiscal year ended December 31, 2018	
		As reported	As revised
Consolidated Balance Sheets:			
Trade accounts receivable, net	$	1,919,956	1,845,453
Total current assets		5,580,475	5,505,972
Total assets		20,666,711	20,592,208
Deferred income taxes		624,682	607,346
Total liabilities		8,492,116	8,474,780
Noncontrolling interests subject to put provisions and other temporary equity		975,092	966,033
Retained earnings		7,893,543	7,845,435
Total Fresenius Medical Care Holdings, Inc. equity		10,510,473	10,462,365
Total liabilities, noncontrolling interests, and equity		20,666,711	20,592,208
Consolidated Statements of Income:			
Health care services revenue	$	12,626,439	12,591,876
Provision for income taxes		451,500	442,458
Net income		1,866,549	1,841,028
Net income attributable to noncontrolling interests		268,518	264,315
Net income attributable to Fresenius Medical Care Holdings, Inc.		1,598,031	1,576,713
Consolidated Statements of Comprehensive Income:			
Net income	$	1,866,549	1,841,028
Total comprehensive income		1,871,884	1,846,363
Comprehensive income attributable to noncontrolling interests		268,518	264,315
Comprehensive income attributable to Fresenius Medical Care Holdings, Inc.		1,603,366	1,582,048
Consolidated Statements of Changes in Equity:			
Retained earnings beginning of year	$	6,295,512	6,268,722
Retained earnings end of year		7,893,543	7,845,435

10

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) As of, and for the fiscal year ended December 31, 2018 As reported As revised Consolidated Statements of Cash Flows: Net income Change in deferred income taxes Decrease (increase) in trade accounts receivable, net Net changes due to/from affiliates Net cash prollided by operating actillities Net decrease in borrowings from affiliates Net cash prollided by (used in) financing actillities $ 1,866,549 159,458 (179,067) 363,667 1,812,676 (693,965) (1,517,618) 1,841,028 150,416 (144,504) 31,480 1,480,489 (361,778) (1,185,431) The Company has evaluated subsequent events through May 16, 2020, which is the date these consolidated financial statements were available for issuance. (b) Principles of Consolidation The consolidated financial statements include the earnings of all companies in which the Company has legal or effective control. This includes variable interest entities (VIEs) for which the Company is deemed the primary beneficiary. The Company also consolidates certain clinics that it manages and financially controls. Noncontrolling interests represent the proportionate equity interests in the Company's consolidated entities that are not wholly owned by the Company. Noncontrolling interests of acquired entities are valued at fair value. The equity method of accounting is used for investments in associated companies over which the Company has significant exercisable influence, even when the Company holds 50% or less of the common stock of the entity. All significant intercompany transactions and balances have been eliminated. (2) Summary of Significant Accounting Policies (a) Cash, Cash Equivalents and Restricted Cash Cash and cash equivalents are short-term highly liquid investments with maturities of three months or less at date of purchase. Restricted cash balance relates to collateral requirements towards an insurance company that are not available for use. (b) Inventories Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see note 4). (Continued) 11

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) (c) Property, Plant and Equipment Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property, plant and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in income when the assets are disposed. The cost of property, plant and equipment is depreciated over estimated useful lives on a straight-line basis as follows: buildings-20 to 40 years, equipment and furniture-3 to 10 years, equipment under capital leases and leasehold improvements -the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2019 and 2018 was $5,240 and $4,479, respectively. (d) Intangible Assets and Goodwill The growth of the Company's business through acquisitions has created a significant amount of intangible assets, including goodwill and other nonamortizable intangible assets such as tradenames and management contracts. Intangible assets such as noncompete agreements, lease agreements, tradenames, certain qualified management contracts, technology, patents, distribution rights, software, acute care agreements and licenses, customer relationships, and tradenames acquired in a purchase method business combination are recognized and reported apart from goodwill. Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified tradenames as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives. The Company amortizes noncompete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. The iron products distribution and manufacturing agreement is amortized over its ten-year contractual license period based upon the annual estimated units of sale of the licensed product. All other intangible assets are amortized over their individual estimated useful lives between 3 and 25 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment. The Company utilizes Accounting Standards Update (ASU) No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplifies the test for goodwill impairment by giving companies the option not to perform the two-step approach. All goodwill impairment tests performed during 2019 and 2018 have been performed under (Continued) 12

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) this new guidance. We performed the assessment qualitatively assessing whether it is more likely than not that the reporting unit's fair value is greater than the carrying amount. The Company is comprised of one reporting unit. To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset's fair value is detennined using a discounted cash flow approach or other methods, if appropriate. In connection with its annual impainnent tests, the Company detennined that there was no impairment of goodwill or other indefinite lived intangible assets. Accordingly, the Company did not record any impainnent charges during 2019 and 2018. (e) Derivative Instruments and Hedging Activities The Company accounts for derivatives and hedging activities by recognizing all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values (see note 16). For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets and liabilities through earnings, or recognized in accumulated other comprehensive loss until the hedged item is recognized in general and administrative expenses within the consolidated statements of income. For all hedging relationships the Company fonnally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also fonnally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive loss to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in general and administrative expenses within the consolidated statements of income. The Company discontinues hedge accounting prospectively when it is detennined that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the consolidated balance sheets and recognizes any subsequent changes in its fair value in the general and administrative expenses in the consolidated statements of income. When it is probable that a hedged forecasted transaction will not occur, the Company discontinues hedge accounting and immediately recognizes gains and losses that were accumulated in other comprehensive loss in general and administrative expenses. (Continued) 13

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) (f) Foreign Currency Translation For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. All assets and liabilities of the Company's non-U.S. subsidiaries are translated at year-end exchange rates, while revenue and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported in accumulated other comprehensive loss. In addition, the translation of certain intercompany borrowings denominated in foreign currencies, which are considered foreign equity investments, are reported in accumulated other comprehensive loss. Gains and losses resulting from the translation of revenues and expenses and intercompany borrowings, which are not considered equity investments, are included in the consolidated statements of income within general and administrative expenses. Foreign exchange losses amounted to $1,027 for the year ended December 31, 2019 and foreign exchange gains amounted to $408 for the year ended December 31, 2018. (g) Revenue Recognition The Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, (ASC Topic 606) on January 1, 2018, using the Cumulative Effect Method. In accordance with the transition provisions in ASC Topic 606, the new rules have been adopted only to those contracts that are not considered completed contracts as of January 1, 2018 following the cumulative effect method with no restatement of the comparative periods presented. Other than what is stated below, the Company had no material impacts adopting ASC 606 and, therefore, had no adjustment to retained earnings as of the adoption date, January 1, 2018. For both health care services revenue and medical supplies revenue, patients, third party payers and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payers. (i) Health Care Services Health care services revenue, other than the hospitalist discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with third party payers, such as Medicare, Medicaid, or commercial insurers. Hospitalist revenues are reported at the estimated net realizable amount from third-party payers, client hospitals, and others at the time services are provided. Third-party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries are paid according to a fee-for-service schedule. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient acute services generated through payment arrangements with managed care health plans (Continued) 14

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) and commercial insurance companies are recorded on an accrual basis in the period in which services are provided at established rates. For services perfonned for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are perfonned the Company concludes that the consideration is variable (implicit price concession) and records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history. ASC 606 requires the consideration of implicit price concessions when detennining the transaction price which, through adoption, resulted in the implicit price concessions directly reducing revenue in the amount of $374,873 and $552,937 for the years ended December 31, 2019 and 2018, respectively. (ii) Medical Supplies In the medical supplies business, revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company's health care products. Revenues from the sale of dialysis machines and water treatment systems are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device. All other dialysis and nondialysis product revenues are recognized upon completion of the relevant perfonnance obligations. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement. (h) Allowance for Doubtful Accounts Estimates for allowances for accounts receivable are based on an analysis of collection experience and recognizing the differences between payers. The Company also perfonns an aging of accounts receivable which enables the review of each customer and their payment pattern. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowance for doubtful accounts for the products business are estimates comprised of customer specific evaluations regarding their payment history, current financial stability, and applicable country specific risks for receivables that are overdue more than one year. The changes in the allowance for products receivables are recorded in general and administrative as an expense. (i) Research and Development Research and development costs are expensed as incurred. (Continued) 15

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) (j) Income Taxes Current income taxes are calculated based on the profit of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account. Benefits from income tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, management estimates the largest amount of tax benefit that is more than fifty percent likely to be realized upon settlement with a taxing authority, which becomes the amount of benefit recognized. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits are recognized. The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for consolidation procedures affecting net income and tax loss carryforwards which are more-likely-than-not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see note 9). The Company recognizes interest and penalties related to its tax positions as interest expense as the nature of the interest and penalties related to the Company's tax positions are based on the obligations of payment. (k) Impairment The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net undiscounted cash flows directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses a discounted cash flow approach or other methods, if appropriate, to assess fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal. No impairment charges were recorded for the years ended December 31, 2019 and 2018. (I) Debt Issuance Costs Debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 7). 16 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) (m) Seff-insurance Programs The Company is partially self-insured for professional, product and general liability, auto liability, and worker's compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third-party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts. (n) Use of Estimates The preparation of consolidated financial statements in conformity with U.S. GMP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. (o) Concentration of Credit Risk The Company is engaged in providing kidney dialysis services, clinical laboratory testing, and other medical ancillary services, and in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral. No single debtor other than U.S. Medicare and Medicaid accounted for more than 10% of total trade accounts receivable in any of these years. Trade accounts receivable are, for a large part, due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payers represent less than 3% at December 31, 2019 and 2018. Approximately 48% and 47% of the Company's revenues in each of the years ended December 31, 2019 and 2018 were earned and subject to regulations under governmental healthcare programs, Medicare and Medicaid, administered by various states and the United States government. (p) Employee Benefit Plans For the Company's funded benefit plans, the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the consolidated balance sheets if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under "other assets and notes receivables" in the consolidated balance sheets) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive loss, net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. 17 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The Company uses December 31 as the measurement date when measuring the funded status of all plans. (q) Stock Option Plans The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option pricing model. (r) Legal Contingencies From time to time, during the ordinary course of the Company's operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 17). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for a loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss. The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that a loss is probable and an accrual is necessary. (s) Leases The Company early adopted ASU 2016-02, Leases (Topic 842) ASU 2016-11, Leases:Targeted Improvements, as of January 1, 2019, using the modified retrospective method. The transition method allows entities to apply the transition requirements at the effective date rather than at the beginning of the earliest comparative period presented. The Company's reporting for comparative periods is presented in accordance with ASC 840, Leases. The Company elected the package of practical expedients permitted under the transition guidance within the new lease standard, which allowed the Company to carry forward its conclusions on the historical lease classification, embedded leases, and initial direct costs. The adoption of Topic 842 had a $80,594 impact on retained earnings as of January 1, 2019 and added approximately $4,094,075 and $4,142,595 in right-of-use assets and lease liabilities, respectively, to the Company's consolidated balance sheet as of January 1, 2019. The adoption of the new lease standard had no material impact on the Company's consolidated statements of income or consolidated statements of cash flows. The Company determines whether an arrangement is, or contains, a lease at inception. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance leases. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Prior to 2019, the Company generally accounted for operating lease payments by charging them to expense as incurred. Beginning in 2019, right to use assets under operating leases that have commenced are recorded on the balance sheet as right-of-use assets, net and liabilities for operating (Continued) 18

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) lease obligations are recorded as lease liabilities. Classification of operating lease liabilities as either current or noncurrent is based on the expected timing of payments due under the Company's obligations. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Leases with an initial contract of 12 months or less are not recorded on the consolidated balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Because most of the Company's leases do not provide an implicit rate, the Company estimates the incremental borrowing rates based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease terms may include the effect of options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. As a lessee, the Company accounts for the lease and nonlease components as a single lease component for all gross leases, and for all triple net leases the Company separates common area maintenance and other related charges as nonlease components. See note 11 for additional information about the Company's leases. (t) Fair Value Measurements The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels: • Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Level 2 Inputs: Other than quoted prices included in Level1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. • • (3) Acquisitions and Investments The Company's acquisition spending was driven primarily by the acquisition of NxStage Medical, Inc. (NxStage) as well as the purchase of clinics in the normal course of its operations in 2019. (Continued) 19

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollars in thousands, except share data)

The Company accounts for acquisitions in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations* (Topic 805) referred to as the acquisition method. Determining whether the acquisition method applies to a transaction begins with understanding whether the transaction involves the acquisition of one or more businesses and whether it is a business combination within the scope of the Standard. The Company recognizes all the assets purchased and liabilities assumed of the acquiree, at fair market value on the date of acquisition. The difference between the purchase price and the net assets acquired is attributed to goodwill.

For the year ended December 31, 2019 and 2018, the aggregate purchase price of all acquisitions was $2,306,099 and $146,572, respectively, net of cash acquired. Based on purchase price allocations, some of which are preliminary, the Company recorded $1,637,527 and $206,819 of goodwill, and $766,038 and $4,403 of intangible assets at December 31, 2019 and 2018, respectively, which represent the share of both controlling and noncontrolling interests.

On February 21, 2019, the Company acquired all of the outstanding shares of NxStage for $30.00 per common share. The total acquisition value of this business combination, net of cash acquired, approximated $1.98 billion. NxStage is a leading medical technology company that develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. This acquisition is part of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and can be integrated without disruption to its existing business, requiring little to no realignment of its structures. The NxStage acquisition is consistent in this regard as it supplements the Company's existing business.

The following table summarizes the final fair values, as of the date of acquisition based upon information available as of December 31, 2019, of assets acquired and liabilities assumed at the date of the acquisition:

Cash and cash equivalents	$	47,103
Trade accounts and other receivables		32,536
Inventories		63,700
Other current assets		14,712
Property, plant and equipment		109,730
Right-of-use assets		21,603
Intangible assets and other assets		768,004
Goodwill		1,192,996
Accounts payable, current provisions and other current liabilities		(72,486)
Deferred taxes		(100,485)
Lease liabilities		(22,065)
Other liabilities		(27,810)
Noncontrolling interests		(4,100)
Total acquisition cost	$	2,023,438

20 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

(4) Other Balance Sheet Items

(a) Inventories

As of December 31, 2019 and 2018, inventories consisted of the following:

		2019	2018
Inventories:			
Raw materials	$	143,677	145,696
Manufactured goods in process		23,396	12,564
Manufactured and purchased inventory available for sale		374,557	267,185
		541,630	425,445
Health care supplies		394,677	405,992
Total inventories	$	936,307	831,437

Under the terms of certain unconditional purchase agreements, including the Venofer® license, distribution, manufacturing and supply agreement (the Venofer® Agreement) with Luitpold Pharmaceuticals, Inc. and American Regent, Inc., the Company is obligated to purchase approximately $477,146 of materials, of which $216,374 is committed for 2020. The terms of these agreements run one to six years.

Healthcare supplies inventories as of December 31, 2019 and 2018 include $187,641 and $171,728, respectively, of Mircera®. The Company's exclusive supply agreement for Mircera® was extended in March 2018 and will continue through December 31, 2021.

(b) Related Party Services

Related party transactions pertaining to services performed and products purchased or sold between affiliates are recorded as accounts payable to related parties on the consolidated balance sheets and cost of health care services, cost of medical supplies and general and administrative expenses on the consolidated statements of income.

(5) Sale of Accounts Receivable

Under the Accounts Receivable Facility (A/R Facility), certain receivables are sold to NMC Funding Corporation (NMC Funding), a wholly owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company's consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

21 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular !ranches selected. At December 31, 2018, this facility was not utilized by the Company Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility. The Company refinanced the AIR Facility on December 20, 2018 increasing the facility to $900,000 and extending it until December 20, 2021. At December 31, 2019, there are outstanding borrowings under the AIR Facility of $426,409. (6) Short Term Borrowings At December 31, 2019 and 2018, short-term borrowings consisted of the following: December31 2019 14,783 842 2016 Commercial paper Other Total short-term borrowings $ 14,224 14,224 $ ==...;,;15;;,:,,6;;;2;;;;5 (7) Long-Term Debt and Capital Lease Obligations (ASC 840) At December 31, 2019 and 2018, long-term debt consisted of the following: December31 2019 138,700 1,226,666 2018 $ Re1o011Ang credit facility Amended 2012 Credit Agreement term loan, net of deferred debt charges of $3,334 and $5,556, respectiwly AR facility Other1> 1,344,444 426,409 133,816 21,533 1,925,591 143,775 1,365,977 122,249 Less amounts classified as current Total long-term debt and lease liabilities 1,243,728 $ 1,;,.:.7, ;,;;81•,;;.81;.;;6_ <1 > In 2019, Other primarily includes financing obligations related to dialysis machine financings as well as other long-term notes. In 2018, prior to the adoption of ASC 842, Other primarily contained capital lease obligations. In 2019, the Company excluded capitalized leases from Other, as the Company transitioned to accounting for leases under Leases, Topic 842. 22 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The weighted average interest rate for long-term debt outstanding as of December 31, 2019 and 2018 was approximately3.10% and 3.53%, respectively. Amended 2012 Credit Agreement The Company and the Parent Company (the Loan Parties) originally entered into a syndicated credit facility of $3,850,000 and a 5-year tenor (the 2012 Credit Agreement) on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 (Amended 2012 Credit Agreement). On July 11, 2017, the Loan Parties further amended and extended the term of the Amended 2012 Credit Agreement to July 31, 2022. As of December 31, 2019, the Amended 2012 Credit Agreement consists of: (a) Revolving credit facilities (swingline and revolver) of $900,000 and €600,000 which will be due and payable on July 31, 2022. (b) A term loan of $1,230,000, also scheduled to mature on July 31, 2022. Quarterly repayments of $30,000 are required to be made with the remaining balance outstanding due on the maturity date. Interest on the credit facilities is floating at a rate equal to EURIBOR I LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Parent Company's consolidated leverage ratio which is a ratio of its Consolidated Funded Debt less cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2019 and 2018, the dollar-denominated !ranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 3.09% and 3.53%, respectively. The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Parent Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Parent Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA). The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31,2019 and 2018: Balance outstanding December 311 2019 Amended 2012 Credit reement Maximum amount available December 311 2019 Re\OI.,;ng credit USD Re1.0Mng credit EUR Term loan A $ € $ 900,000 600,000 1,230,000 $ 900,000 674,040 $ € 138,700 $ € 138,700 1,230,000 $ 1,230,000 $ 1,230,000 $ 2,804,040 $ 1,368,700 (Continued) 23

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

Amended 2012 Credit Agreement	Maximum amount available December 31, 2018				Balance outstanding December 31, 2018			
Revolving credit USD	$	900,000	$	900,000	$	—	$	—
Revolving credit EUR	€	600,000		684,960	€	—	€	—
Term loan A	$	1,350,000		1,350,000	$	1,350,000	$	1,350,000
			$	2,934,960			$	1,350,000

For the years ended December 31, 2019 and 2018, gross borrowings under the revolving credit agreement (exclusive of swingline borrowings) were $1,250,000 and $1,000,000, respectively, and gross repayments were $1,250,000 and $1,000,000, respectively. Gross repayments under the Term Loan were $120,000 in each of the years ended December 31, 2019 and 2018

In addition, at December 31, 2019 and 2018, the Company had letters of credit outstanding in the amount of $178,056 and $109,254, respectively, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the revolving credit facilities.

The Company had $7,730 and $9,636 of unamortized deferred charges at December 31, 2019 and 2018, recorded in long-term debt.

In April 2020, the Company entered into three new revolving credit agreements with total availability of $375,000 and initial maturity one year from the initial closing date.

(Receivables) Borrowings from Affiliates

The Company has various outstanding borrowings with KGaA and affiliates. The funds were used for general corporate purposes and acquisitions. The loans are due at various maturities.

24 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollars in thousands, except share data)

At December 31, 2019 and 2018, (receivables) borrowings from affiliates consisted of the following:

		December 31	
		2019	2018
Fresenius Medical Care AG & Co. KGaA and FMC DLP receivables primarily at interest rates approximating 1.36% at December 31, 2018, to be repaid on demand	$	—	(242,086)
RTC Holdings International, Inc. borrowings at interest rates of 2.0285% and 2.812%, respectively to be repaid in 2020		14,038	13,721
FMC B LLC borrowings, net of discounts at fixed rates of interest between 5.25% and 5.45% to be repaid at various dates through 2022		—	1,398,041
NMC/FMC B LLC receivables, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2022		(5,079)	(3,903)
FMC US Finance borrowings, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2021		64,555	59,253

25

(Continued)

**FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES**

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollars in thousands, except share data)

		December 31	
		2019	2018
FMC Finance II borrowings, net of discounts at a rate of LIBOR plus 0.8% to be repaid in 2024	$	83,916	70,594
FMC Finance II borrowings, net of discounts at fixed rates of interest between 4.625% and 5.25% to be repaid at various dates through 2024		950,000	950,000
FMC Malta borrowings at fixed rates of interest between 4.2% and 6.26% to be repaid at various dates through 2027		1,117,021	1,055,521
FMC Finance II borrowings, net of discounts at a fixed rate of 5.45% to be repaid 2022		598,235	—
FMC Finance II Dollar Grid Note, at a rate of 6 month LIBOR Plus 1.5% payable on demand		105,000	—
NMC/FMC US Finance III borrowings, at a rate of LIBOR plus 1.125% to be repaid in 2029		13	—
FMC Finance III borrowings, net of discounts at a fixed rate of 4.25% to be repaid in 2029		509,732	—
FMC Malta borrowings at fixed rates of 5.85% to be repaid in 2029		430,000	—
FMC Malta borrowings at fixed rate of 4.2% to be repaid in 2025		217,877	—
FMC Finance I borrowings, net of discounts at a fixed rate of 6.25% to be repaid 2021		682,500	—
Receivables from Bank Mendes Gans cash pooling arrangement		(50,598)	(324)
		4,717,210	3,300,817
Less current borrowings from affiliates		539,038	802,025
Less current receivables from affiliates		(50,598)	(242,410)
Total net long-term borrowings from affiliates	$	4,228,770	2,741,202

On July 31, 2019, the Company settled an obligation due to Finance II by repaying the external bondholder on behalf of Finance II in satisfaction of an outstanding euro denominated note. In total, FMCH paid $800,000 in this settlement in full satisfaction of the associated agreements. Also on July 31, 2019, FMCH's intercompany payable to FMC B in the amount of approximately $700,000 was reassigned such that US Finance II is now the counterparty with FMCH under the same terms as previously existed. This tranche of debt is euro denominated and a currency exchange agreement is in place between FMCH and FMC US Finance II.

For the years ended December 31, 2019 and 2018, gross borrowings related to affiliate notes were $579,924 and $82,275, respectively, and gross repayments were $842,949 and $452,088, respectively.

26 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) Scheduled maturities of debt and (receivables) borrowings are as follows: $ 2020 2021 2022 2023 2024 2025 and thereafter Total 645,600 1,315,490 1,796,170 223,994 807,393 1,869,779 $ ==6, 6;;;58 .4.;.:2 6= (8) Goodwill and Other Intangible Assets Goodwill Changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows: December31 2019 11,583,359 1,637,527 (20,045) 21 2018 $ Carrying value as of beginning period Goodwill acquired Di .eStitures Other reclassifications Carrying value as of ending period 12,162,141 206,819 (785,091) (510) 11,583,359 $ ==1=3..,,200...,,8=6=2== (Continued) 27

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) Other Intangible Assets At December 31, 2019 and 2018, the carrying value and accumulated amortization of other intangible assets consisted of the following: December 31,2019 December 31,2018 Gross Gross carrying value Accumulated amortization Carrying value carrying value Accumulated amortization Carrying value Arrortizable intangible assets: N:mco""ete agreerrents Acute care agreerrents License and distribution agreerrents Custorrer relationship Technology other iltangibles Tradenarre Construction in progress $ 334,104 150,470 (304,898) (149,821) 29,206 649 330,850 150,039 (300,195) (148,913) 30,855 1,126 84,027 55,390 762,750 261,763 6,944 182,180 (62,588) (4,330) (134,452) (175,011) (4,437) 21,439 51,060 628,298 86,752 2,507 182,180 127,120 4,790 102,450 210,480 16,518 84,060 (58,806) (1,492) (80,589) (145,908) (7,478) 68,314 3,298 21,861 64,572 9,040 84,060 1,837,628 (835,537) 1,002,091 1,026,307 (743,381) 282,926 Nonarrortizable intangible assets: Tradenarre 255,834 255,834 209,734 209,734 255,834 255,834 209,734 209,734 Net intangibles $ 2,093,262 (835,537) 1,257,725 1,236,041 (743,381) 492,860 Amortization expense for amortizable intangible assets for the years ended December 31, 2019 and 2018 was $105,552 and $62,155, respectively. The following table shows the estimated amortization expense of these assets for the next five years: $ 116,600 116,600 116,600 116,600 116,600 2020 2021 2022 2023 2024 Total $ ..:;:;58:::3,0:::;0:::;0_ 28 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

(9) Income Taxes

Income (loss) before income taxes is as follows:

		Year ended December 31	
		2019	2018
Domestic	$	1,255,774	2,293,141
Foreign		(35,475)	(9,655)
Total income before income taxes	$	1,220,299	2,283,486

The provisions for income taxes are as follows:

		Year ended December 31	
		2019	2018
Current tax expense:			
Federal	$	126,792	202,861
State		80,366	82,935
Foreign		6,544	6,246
Total current		213,702	292,042
Deferred tax (benefit) expense:			
Federal		36,559	140,488
State		(6,629)	12,961
Foreign		3,402	(3,033)
Total deferred tax (benefit) expense		33,332	150,416
Total provision	$	247,034	442,458

29

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

The provision for income taxes for the years ended December 31, 2019 and 2018 differed from the amount of income taxes determined by applying the applicable statutory federal income tax rate to pre-tax earnings as a result of the following differences:

	Year ended December 31	
	2019	2018
Statutory federal tax rate	21.0 %	21.0 %
State income taxes, net of federal tax benefit	4.8	3.2
Provision for tax audit liability	(0.4)	0.3
Noncontrolling partnership interests	(4.7)	(2.4)
Tax reform rate adjustment	—	(1.8)
Foreign losses and taxes	0.4	—
Other	(0.9)	(0.9)
Effective tax rate	20.2 %	19.4 %

Tax Reform

On December 22, 2017, the President signed into law the tax legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). Consistent with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 118, the Company completed its analysis of certain aspects of the 2017 Tax Act for the year ended December 31, 2018 and recorded provisional amounts for those items for which the accounting was not complete as of December 31, 2017. The Company completed its analysis of these provisional items in 2018 and recorded an additional deferred tax benefit of $41,778, which has been recognized in the tax expense effecting profit and loss.

DLP Contribution

The results of the Company's operations are included in Fresenius Medical Care Holdings Delaware Ltd Partnership (DLP) consolidated U.S. and federal, state and local income tax returns.

DLP has generated net operating losses (NOLs) in prior years which were utilized by other Fresenius Medical Care North America entities within the consolidated income tax return. The utilization of the losses within the FMCH group has been reflected within income taxes payable. DLP elected to contribute the cumulative amount of tax benefit for the utilization of DLP losses to FMCH in the form of an in-kind equity contribution, resulting in a contribution to additional paid-in capital of $1,571 and $1,872 for the years ended December 31, 2019 and 2018, respectively. A utilization of a hedging loss with a capital loss attribute for consolidation resulted in $1,489 in additional paid-in capital for the year ended December 31, 2019.

30 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

Deferred tax liabilities (assets) are comprised of the following:

		December 31	
		2019	2018
Reserves and other accrued liabilities	$	62,713	67,299
Depreciation and amortization		747,005	555,272
Pension valuation		(4,347)	(624)
Stock based compensation expense		(14,808)	(14,601)
Net deferred tax liabilities	$	790,563	607,346

The Company has established valuation allowances for deferred tax assets of $12,711 and $5,446 at December 31, 2019 and 2018, respectively.

The net increase (decrease) in the valuation allowance for deferred tax assets was $7,265 and ($1,496) for the years ended December 31, 2019 and 2018, respectively. The aforementioned changes relate to activities incurred in state and foreign jurisdictions.

It is the Company's expectation that it is more likely than not to generate future taxable income to utilize its remaining deferred tax assets.

At December 31, 2019, there are federal net operating loss carryovers of $335,790, expiring between 2028 through 2039. In addition, there is a Federal Tax Credit of $11,352, which will expire at varying dates. State net operating loss carryovers are $480,503 with varying expiration dates. The Net Operating Loss (NOL) utilization is contingent upon the Company's ability to generate future income.

The tax years 2016, 2017, 2018 and 2019 are open to audit by the federal government. The Company is also subject to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the consolidated financial statements.

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

		2019	2018
Unrecognized tax benefits (net of interest):			
Balance at January 1	$	29,079	20,422
Increases in unrecognized tax benefits prior periods		18,990	10,484
Decreases in unrecognized tax benefits prior periods		(14,229)	(158)
Changes related to settlements with tax authorities		(6,280)	(1,669)
Reductions as a result of the statute of limitations		(12,201)	—
Balance at December 31	$	15,359	29,079

31 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

Included in the balance are $18,639 and $40,444 of unrecognized tax benefits, including interest and penalties, at December 31, 2019 and 2018, respectively, which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits within the next twelve months.

During the year ended December 31, 2019, the Company recognized $2,352 of interest income and $1,179 of penalties. The Company incurred $3,228 of interest expense and $2,073 of penalties in the year ended December 31, 2018.

(10) Property, Plant and Equipment

As of December 31, 2019 and 2018, property, plant and equipment consisted of the following:

		December 31	
		2019	2018
Land and land improvements	$	11,012	5,850
Buildings		268,088	247,435
Capital lease property		—	7,300
Leasehold improvements		2,750,004	2,556,677
Equipment and furniture		2,878,218	2,480,044
Construction-in-progress		309,633	373,527
		6,216,955	5,670,833
Accumulated depreciation and amortization		(3,450,863)	(3,117,548)
Property, plant and equipment, net	$	2,766,092	2,553,285

Depreciation expense relating to property, plant and equipment (including capital lease property) amounted to $511,808 and $448,069 for the years ended December 31, 2019 and 2018, respectively.

Included in property, plant and equipment as of December 31, 2019 and 2018 were $192,848 and $180,773, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis.

(11) Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2054. Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements. The exercise of lease renewal options is at the Company's sole discretion and the lease right-of-use assets and liabilities reflect only the options reasonably certain of exercise. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The majority of the Company's leases are operating leases. Finance leases are not considered significant to the Company's consolidated balance sheet or consolidated statement of income.

32 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The following summarizes the Company's components of net lease cost for the year ended December 31, 2019: Operating lease cost Short-term lease cost Less sublease income Total lease cost <•l $ 755,111 32,235 (4,433) $ 78_2•9•_1_3_ <•l All lease costs are classified in Cost of health care services or General and administrative expenses on the consolidated statements of income. For the year ended December 31, 2018, rental expense for operating leases was $740,477, and amortization of properties under capital leases amounted to $878. Supplemental balance sheet information as of December 31,2019, is as follows: Operating leases Weighted average remaining lease term (years) Weighted average discount rate(%) 8.64 3.73 Supplemental cash flow information related to leases for the year ended December 31, 2019 is as follows: Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating leases Right-of-use assets obtained in exchange for new or modified operating lease obligations $ (784,394) 573,228 (Continued) 33

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

Minimum future annual rental commitments under noncancelable operating and finance leases for the five years succeeding December 31, 2019 and thereafter are as follows:

		Operating leases	Finance leases	Total
2020	$	732,188	2,442	734,630
2021		683,439	2,243	685,682
2022		611,955	1,644	613,599
2023		521,707	1,272	522,979
2024		428,538	1,237	429,775
2025 and beyond		1,713,507	9,213	1,722,720
Total undiscounted lease payments[a]		4,691,334	18,051	4,709,385
Less imputed interest[b]		(673,246)	(5,424)	(678,670)
Total lease liabilities	$	4,018,088	12,627	4,030,715

[a] Operating and finance lease payments include options to extend lease terms that are deemed reasonably certain of being exercised.

[b] Calculated using the incremental borrowing rate for each lease.

Minimum future payments under noncancelable leases for the five years succeeding December 31, 2018 and thereafter are as follows:

		Operating leases	Finance leases	Total
2019	$	729,447	645	730,092
2020		705,958	454	706,412
2021		632,540	309	632,849
2022		554,625	360	554,985
2023		462,127	387	462,514
2024 and beyond		1,948,365	7,002	1,955,367
Total minimum payments		5,033,062	9,157	5,042,219
Less interest		—	(5,804)	(5,804)
Present value of minimum lease payments	$	5,033,062	3,353	5,036,415

34 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

(12) Pension and Other Post Retirement Benefits

(a) National Medical Care, Inc. Defined Benefit Pension Plan

The Company has a noncontributory, defined benefit pension plan (NMC plan). Each year the Company contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents.

In 2002, the Company curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the NMC plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. The Company did not make any contributions to the NMC plan in 2019. The Company contributed $50,000 for the year ended December 31, 2018. There is no minimum funding requirement in 2020.

The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the NMC plan:

		Year ended December 31	
		2019	2018
Change in benefit obligation:			
Benefit obligation at beginning of year	$	428,651	456,279
Service cost		7,219	4,573
Interest cost		18,765	17,628
Actuarial (gain) loss		34,949	(31,017)
Settlements		(40,109)	—
Benefits paid		(17,471)	(18,812)
Benefit obligation at end of year		432,004	428,651
Change in plan assets:			
Fair value of plan assets at beginning of year		363,521	349,186
Actual return on plan assets		49,071	(16,853)
Employer contribution		—	50,000
Settlements		(40,109)	—
Benefits paid		(17,471)	(18,812)
Fair value of plan assets at end of year		355,012	363,521
Funded status at year-end	$	(76,992)	(65,130)

35 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The pension liability recognized as of December 31,2019 and 2018, is equal to the amount shown as 2019 and 2018 funded status at end of year in the preceding table and is recorded as a component of "other liabilities" in the consolidated balance sheets. The accumulated benefit obligation for the NMC plan was $423,967 and $422,523 at December 31, 2019 and 2018, respectively. The pre-tax changes in the table below for 2019 and 2018 reflect actuarial (gains) losses in other comprehensive income relating to pension liabilities. Actuarial {gains} losses Adjustments related to pensions at December 31, 2017 Actuarial loss for year Amortization of unrealized losses Amortization of prior service credit $ 179,976 6,172 (19,113) 118 Adjustments related to pensions at December31, 2018 167,153 Actuarial loss for year Amortization of unrealized losses Impact of settlements Amortization of prior service credit 9,253 (18,090) (13,495) 118 Adjustments related to pensions at December31, 2019 $ 144,939 The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $14,934. The following weighted average assumptions were utilized in determining benefit obligations as of December 31: 2019 2018 Discount rate Rate of compensation increase 3.63% 3.50 4.48% 3.50 (Continued) 36

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

The NMC plan net periodic benefit costs are comprised of the following components:

		2019	2018
Components of net periodic benefit cost:			
Service cost	$	7,219	4,573
Interest cost		18,765	17,628
Expected return on plan assets		(23,375)	(20,337)
Amortization of unrealized losses		18,090	19,113
Recognized loss due to settlements		13,495	—
Amortization of prior service credit		(118)	(118)
Net periodic benefit cost	$	34,076	20,859

The discount rates for the NMC plan are derived from an analysis and comparison of yields of portfolios of equity and highly rated debt instruments with maturities that mirror the NMC plan's benefit obligation. The Company's discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2019. The following weighted average assumptions were used in determining net periodic benefit cost for the years ended December 31:

	2019	2018
Discount rate	4.48 %	3.94 %
Expected return on plan assets	6.63	6.00
Rate of compensation increase	3.50	3.50

Expected benefit payments for the NMC plan for the next five years and in the aggregate for the five years thereafter are as follows:

2020	$	25,272
2021		22,849
2022		23,384
2023		23,892
2024		24,341
2025 through 2029		125,378

37

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) (i) Plan Assets The following table presents the fair values of the NMC plan assets at December 31, 2019 and 2018: Fair value meuurements at llacembar 31,2019 tilotad prices Fair value measurements a11lacembar 31,2018 tilotad prices in active markets for identical assets Significen1 observable in activo markets for Significen1 lklobservable observable identical assets --;::i"P=•:nts...--Laval1 Laval2 -=::..:....-__::=:...._ _...:T:::otal=---__::Lac::va::.:l1:..._ _....:T.=:otal=---Asset category: Equly invaslnEnts: ndex funds 1 F•ed ilcorre invaslnEnts: Govemlll!nt securities 2 CorpcraiB bonds 3 <Xher bonds 4 US.Treasury rroney rTBrkat funds 5 95,850 9,481 88,987 2,258 86,72S $ 86,369 3,229 227,648 11,435 2,861 368 227,648 3,103 10,580 213,543 4,027 10,167 413 213,543 4,027 8,332 16,850 16,850 48,364 46,364 $ 355,012 29,192 317,488 8,332 383,521 58,809 304,712 ToiB This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index. 2 This category comprises fixed income investments by the U.S. government and government sponsored entities. 3 This category primarily represents investment grade bonds of U.S. issuers from diverse industries. 4 This category comprises private placement bonds as well as collateralized mortgage obligations. 5 This category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury-backed obligations. The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows: Common stocks are valued at their market prices. Index funds are valued based on market quotes. (Continued) 38

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) Government bonds are valued based on both market prices and market quotes. Corporate bonds and other bonds are valued based on market quotes. Cash is stated at nominal value which equals the fair value. U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price. Private placements bonds and collateralized mortgage obligations are valued at their net asset values. (ii) Plan Investment Policy and Strategy The Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. The Company's overall investment strategy is to achieve a mix of approximately 99% of investments for long-term growth and income and 1% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance. The plan investment policy, utilizing a revised target investment allocation in a range around 26% equity and 74% fixed income investments, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index, Barclays Capital Long-Corporate Bond Index, Bloomberg Barclays U.S. Corporate High Yield Index, and Bloomberg Barclays U.S. High Yield Fallen Angel 3% Capped Index. (b) Supplemental Executive Retirement Plan The Company's supplemental executive retirement plan provides certain key executives with benefits in excess of normal pension benefits. During the first quarter of 2002, FMCH curtailed its supplemental executive retirement plan. The projected benefit obligation was $16,612 and $16,202 at December 31, 2019 and 2018, respectively. Pension expense for this plan, for the years ended December 31, 2019 and 2018 was $1,270 and $1,596, respectively. The Company has recorded $4,019 and $3,612 to accumulated other comprehensive loss to recognize the additional liability for this plan at December 31, (Continued) 39

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) 2019 and 2018, respectively. The Company contributed $1,266 and $1,245 to this plan during 2019 and 2018, respectively. Expected funding for 2020 is $1,280. The pension liability recognized as of December 31, 2019 and 2018 of $16,612 and $16,202, respectively, includes a current portion of $1,259 and $1,216, respectively, which is recognized as a current liability in the line item accrued liabilities within the consolidated balance sheets. The noncurrent portion of $15,353 and $14,986 as of December 31, 2019 and 2018, respectively, is recorded as noncurrent pension liability in other liabilities within the consolidated balance sheets. The Company does not provide any post-retirement benefits to its employees other than those provided under its NMC plan and supplemental executive retirement plan. (c) Defined Contribution Plans Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $19 if under 50 years old ($25 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2019 and 2018 was $59,657 and $63,620, respectively. (13) Noncontrolling Interests Subject to Put Provisions The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions. At December 31, 2019 and 2018, the Company's potential obligations under these put options are $1,102,279 and $966,033, respectively, of which, at December 31, 2019 and 2018, $653,240 and $602,445 were exercisable. Put options were exercised for a total consideration of $5,099 and $23,146 in the years ended December 31, 2019 and 2018, respectively. (Continued) 40

**FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES**

Notes to Consolidated Financial Statements

December 31, 2019 and 2018

(Dollars in thousands, except share data)

The following is a rollforward of noncontrolling interests subject to put provisions for the years ended December 31, 2019 and 2018:

		2019	2018
Beginning balance	$	966,033	1,048,670
Dividends paid		(168,140)	(161,466)
Net sale of noncontrolling interests		69,148	25,298
Contributions from noncontrolling interests		24,097	24,379
Changes in fair value of noncontrolling interests		46,053	(124,233)
Net income attributable to NCI interests subject to put options		167,655	162,444
ASC 842 and other adjustments		(2,567)	(9,059)
Ending balance	$	1,102,279	966,033

(14) Equity

(a) Common Stock

The Company did not purchase any shares of its common stock in 2019. As of December 31, 2019 and 2018, the Company had 83,985,000 shares of common stock outstanding.

(b) Preferred Stock

In December 2019, the Company executed a noncash transaction to repurchase and retire 750,940 of its Class C preferred stock from DLP comprising all of the outstanding Class C preferred stock and 2,653,560 of Class E preferred stock from DLP comprising all of the outstanding Class E preferred stock. The agreed upon purchase price was $1,041,324. In order to settle the total repurchase price on the Class C preferred stock and the Class E preferred stock, the Company (1) settled outstanding receivables from DLP in the aggregate amount of $267,622, (2) settled the gross receivable due from DLP pursuant to the settlement of an associated currency exchange agreement in the amount of $595,809 (see Note 16), and (3) received a capital contribution from DLP for the remaining $177,893. The difference of $190,199 between the carrying value of the Class C and Class E preferred stock of $851,125 and the purchase price of $1,041,324 was recorded in retained earnings as it was considered a deemed distribution. As of December 31, 2018, the Company had 750,940 shares of class C preferred stock and 2,653,560 shares of class E preferred stock outstanding, respectively; and no shares of class F preferred stock were outstanding as of December 31, 2019 and 2018.

41 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) At December 31, 2019 and 2018, the components of the Company's preferred stock as presented in the consolidated balance sheets consisted of the following: December31 2019 2018 Preferred stock $1.00 par wlue: Class C; authorized shares: 5,000,000 outstanding shares: none in 2019 and 750,940 in 2018 Class E; authorized shares: 2,653,560 outstanding shares: none in 2019 and 2,653,560 in 2018 $ 187,735 663,390 Total preferred stock 851,125 $==== (c) Stock Options In connection with its stock option program, the Company incurred compensation expense of $177 and $12,781 for the years ended December 31, 2019 and 2018, respectively. The Company also recorded a related deferred income tax asset of $207 and $1,045 for the years ended December 31, 2019 and 2018, respectively. On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (2011 SOP) was established by resolution of KGaA's Annual General Meeting. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and supervisory boards, forms the Company's Long-Term Incentive Program (LTIP 2011). Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and phantom stocks. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million nonpar value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are nonqualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant's heirs, and may not be transferred, pledged, assigned, or disposed of otherwise. (Continued) 42

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

The table below provides reconciliations for options outstanding at December 31, 2019, as compared to December 31, 2018.

	Options	Weighted average exercise price
	(In thousands)	
Ordinary shares:		
Balance at December 31, 2017	3,183	$ 75.67
Granted	—	—
Exercised	(558)	58.12
Forfeited	(50)	83.74
Balance at December 31, 2018	2,575	79.31
Granted	—	—
Converted	2	86.49
Exercised	(224)	58.09
Forfeited	(39)	87.13
Expired	(3)	58.96
Balance at December 31, 2019	2,311	79.60

The following table provides a summary of fully vested options outstanding and exercisable for ordinary shares at December 31, 2019:

	Fully vested outstanding and exercisable options			
	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value
	(In thousands, except per share amounts)			
Options for ordinary shares	2,311	3.14	$ 79.60	9,158.00

At December 31, 2019, there were no unrecognized compensation costs related to nonvested options granted under all plans.

During the years ended December 31, 2019 and 2018, the Parent Company received cash of $12,939 and $33,418, respectively, from the exercise of stock options. The intrinsic value of options exercised for the years ended December 31, 2019 and 2018 were $3,427 and $17,729, respectively. The

43 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) Company recorded a related tax benefit of $897 and $4,611 for the years ended December 31, 2019 and 2018, respectively. (d) Fair Value Information The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. (e) Subsidiary Stock Incentive Plans In 2014, the Company established two subsidiary stock incentive plans for the acquisitions of Sound and National Cardiovascular Partners. The Company divested its controlling interest in Sound on June 28, 2018. Compensation expense associated with the Sound subsidiary stock incentive plan was $10,698 for the year ended December 31, 2018. The subsidiary stock incentive plan related to National Cardiovascular Partners was terminated early in September 2019 and income of $613 related to the stock incentive was recorded for the year ended December 31, 2019. (f) Long-term Incentive Plan The supervisory board of Management AG approved and adopted the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 (LTIP 2016) effective January 1, 2016. The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called Performance Shares annually or semiannually during 2016 to 2018. Performance Shares are nonequity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets as well as the KGaA's share price development. As of January 1, 2019, the issuance of Performance Shares under the FMC AG & Co. KGaA LTIP 2016 is no longer possible. For members of the Management Board, the Supervisory Board of Management AG has approved and adopted the Fresenius Medical Care Management AG Management Board Long-Term Incentive Plan 2019 (MB LTIP 2019). For managerial staff members of the Company, the Management Board of the Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long-Term Incentive Plan 2019 (LTIP 2019). Additionally, the Management Board of the Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long-Term Incentive Plan (NxStage LTIP) for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company. (Continued) 44

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The MB LTIP 2019, the LTIP 2019, the NxStage LTIP and the LTIP 2016 are variable compensation programs with long-term incentive effects. Similar to the LTIP 2016, which granted so-called "Performance Shares" annually or semiannually from 2016 to 2018, pursuant to the MB LTIP 2019 and the LTIP 2019, plan participants may be granted Performance Shares once or twice during 2019 for the MB LTIP 2019 and throughout 2019 to 2021 for the LTIP 2019. Pursuant to the NxStage LTIP, plan participants were granted Performance Shares in February 2019. Performance Shares are nonequity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets as well as the Company's share price development. FMCH recognized $31,808 and $1,197 of stock compensation expense under the above-mentioned plans in the years ended December 31,2019 and 2018, respectively. (15) Financial Instruments Nonderivative Financial Instruments The following table presents the carrying amounts and fair values of the Company's nonderivative financial instruments at December31, 2019 and 2018: December 311 2019 December 311 2018 Fair value Fair value Carrying amount Carrying amount Nonderivatiws: Assets: Cash and cash equiwlents Restricted cash Trade accounts receiwble Receiwbles from affiliates Awilable for sale financial assets<'> Liabilities: Accounts payable Current borrowings from affiliates Short-term borrowings other debts excluding Amended 2012 Credit Agreement Amended 2012 Senior Credit Agreement Noncurrent borrowings from affiliates Noncontrolling interests subject to put pro\isions 446,405 20,735 1,644,550 50,598 319,564 446,405 20,735 1,644,550 50,598 319,564 1,642,592 5,450 1,645,453 242,410 292,495 1,642,592 5,450 1,645,453 242,410 292,495 $ 501,443 539,038 15,625 501,443 539,038 15,625 408,891 802,025 14,224 408,891 802,025 14,224 133,816 133,816 21,533 21,533 1,365,366 4,228,770 1,358,188 4,228,770 1,344,444 2,741,202 1,338,286 2,741,202 1,102,279 1,102,279 986,033 986,033 l'l Amounts included in the consolidated balance sheet under short-term inwstments and long-term inwstments captions. 45 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions. The significant methods and assumptions used in estimating the fair values of financial instruments are as follows: Cash, cash equivalents and restricted cash are stated at nominal value which equals the fair value. Short-tenn financial instruments such as accounts receivable, accounts payable and short-tenn borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments. The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date. The fair values of the long-term debt are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To detennine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used. The valuation of the noncontrolling interests subject to put provisions is detennined using significant unobservable inputs (Level 3). See note 13 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations. Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are not considered necessary. (16) Derivative Financial Instruments The Company is exposed to risk from changes in foreign exchange rates. In order to manage the risk of currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Parent Company. On a quarterly basis an assessment of the Company's counterparty credit risk is perfonned, which the Company considers to be low. The Company does not use financial instruments for trading purposes. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other. 46 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The table below summarizes the derivative financial instruments pre-tax and after-tax effect on other comprehensive income for the years ended December 31, 2019 and 2018: Year ended December 31 2019 2018 Forecasted raw material product purchases and other obligations: Pre-tax gain After-tax gain $ (121) (90) (J75) (569) The Company enters into forward rate agreements that are designated and effective as hedges of forecasted raw material purchases and other obligations. After-tax gains and losses are deferred in other comprehensive income and are reclassified into cost of medical supplies in the period during which the hedged transactions affect earnings. All deferred amounts are reclassified into earnings within the next twelve months. The Company also enters into derivative contracts which do not qualify for hedge accounting but are utilized for economic hedges. The change in value of the economic hedge is recorded in the statement of income. (a) Foreign Currency Contracts The Company uses foreign exchange contracts as a hedge against foreign exchange risks associated with the settlement of foreign currency denominated payables and firm commitments. At December 31, 2019 and 2018, the Company had outstanding foreign currency contracts for the purchase of Euros (EUR) totaling 38,761 and 46,645, respectively, contracts for the purchase of 679,200 and 522,000 Mexican pesos, respectively, and contracts for the sale of 19,550 and 13,100 Canadian dollars, respectively. The contracts outstanding at December 31, 2019 include forward contracts for purchase of EUR at rates ranging from $1.138 to $1.309 per EUR, forward contracts for the purchase of Mexican pesos at rates ranging from $19.523 to $20.486 per Mexican peso, and outright sale contracts for Canadian dollars at rates ranging from $1.461 to $1.567 per Canadian dollar. All contracts are for periods between January 2020 and February 2021. The fair value of currency contracts are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account the current exchange rates and the current creditworthiness of the counterparties in addition to the Company's own nonperformance risk. At December 31, 2019 and 2018, the Company would have received approximately $297 and $480 to terminate these contracts, respectively. (b) Currency Exchange Agreements Periodically, the Company enters into derivative instruments with related parties to form a natural hedge for currency exchange rate exposures on intercompany obligations. These instruments are reflected in the consolidated balance sheets at fair value with changes in fair value recognized in earnings. Pre-tax losses recorded in the consolidated statements of income for the years ended December 31,2019 and 2018 were $108,324 and $124,306, respectively. After-tax losses in the (Continued) 47

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) consolidated statements of income for the years ended December 31, 2019 and 2018 were $79,933 and $91,986 respectively. (i) $682,500 Currency Exchange Agreement On February 3, 2011, the Company entered into a currency exchange agreement with DLP with a notional principal amount of $682,500 and a Euro amount with equal market value applying the market foreign exchange rate at the time the exchange agreement was entered into. The currency exchange agreement required that at each periodic settlement date, DLP was obligated to pay to the Company Euro interest on the Euro equivalent of $682,500. Conversely, at the periodic settlement date, the Company was obligated to pay DLP the interest on $682,500 in U.S. dollars. Upon maturity (February 15, 2021), DLP was obligated to pay to the Company the Euro equivalent of $682,500 converted at the spot rate and the Company will pay to DLP the final settlement amount of $682,500. The currency agreement was terminated prior to the stated maturity date on December 11, 2019, and the Company and DLP agreed to gross settle their respective obligations under the agreement. As a result of the early termination and decision to gross settle, it was agreed that the Company owed DLP $729,481, under the currency exchange agreement. The Company settled its gross payable by assuming a note previously held between DLP as the debtor and FMC US Finance I as the lender such that FMCH now has a payable to FMC US Finance I. The note assumed was recognized at DLP's carrying value, which included the principle of $682,500 and accrued but unpaid interest of $13,745, net of associated deferred charges of $1,798. The Company recorded the difference of $35,034 between the amount owed to DLP under the currency exchange agreement and the carrying value of the note assumed from DLP as a capital contribution. Also, pursuant to the termination and decision to gross settle the currency exchange agreement, DLP owed the Company $595,809. DLP satisfied this obligation to the Company in conjunction with the redemption of the Company's Series C and Series E preferred stock held by DLP (see Note 14). The aforementioned currency exchange instrument was reflected in other liabilities within the consolidated balance sheets altair value of $99,410 at December 31, 2018 with changes in fair value recognized in earnings. (ii) FMC Finance II Currency Exchange Agreements On January 26, 2012, the Company entered into three currency exchange agreements with Fresenius Medical Care US Finance II, Inc. (FMC Finance II) with notional principal amounts of $800,000, $700,000, and $105,000 U.S. dollars, and an equivalent Euro amount based on the foreign exchange rate at the time the exchange agreements were entered into. The currency exchange agreement requires that at each periodic settlement date, FMC Finance II is obligated to pay to FMCH, Euro interest on the Euro equivalent of notional principal amounts. Conversely, at the periodic settlement date, FMCH is obligated to pay FMC Finance II, the interest on notional principal amounts in U.S. dollars. (Continued) 48

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2018
(Dollars in thousands, except share data)

Upon maturity (July 2019, January 2022, and July 2019, respectively), FMC Finance II is obligated to pay to FMCH, the Euro equivalent of the notional principal amount converted at the spot rate and FMCH will pay to FMC Finance II the final settlement amount of the notional principal amount.

The currency agreements for the $800,000 and $105,000 were settled on July 31, 2019 for a total of $800,000 and $105,000 respectively.

The $800,000 and $105,000 currency exchange agreements were reflected in accrued liabilities and other liabilities within the consolidated balance sheets at a fair value of $109,775 at December 31, 2018 with changes in fair value recognized in earnings.

The $700,000 currency agreement is reflected in accrued liabilities and other liabilities within the consolidated balance sheets at fair value at the reporting date with changes in fair value recognized in earnings. At December 31, 2019 the fair value of the derivative liability was $90,486.

The following table shows the Company's derivatives at December 31, 2019 and 2018:

		2019		2018	
		Assets [1]	Liabilities [1]	Assets [1]	Liabilities [1]
Current:					
Foreign currency contracts	$	13	737	932	110,320
Noncurrent:					
Foreign currency contracts		—	90,542	—	152,269
Total	$	13	91,279	932	262,589

(1) At December 31, 2019 and 2018, the valuation of the Company's derivatives was determined using Significant Other Observable inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP. Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at each reporting date with the changes in fair value recognized in earnings.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in other current assets in the consolidated balance sheets while the current portion of those indicated as liabilities are included in other current liabilities. The noncurrent portions indicated as assets or liabilities are included in the consolidated balance sheets in other assets or other liabilities, respectively.

49 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS,INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows: To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The Company includes its own credit risk when measuring the fair value of derivative financial instruments. (iii) The Effect of Derivatives on the Consolidated Financial statements Amount of gain (loss) reclassified from CCI in income (effective portion) for the twelve months ended December31 Amount of gain (loss) recognized in CCI on derivatives (effective portion) December31 Location of gain (loss) reclassified from CCIIn Income (effective portion) 2019 2018 2019 2018 Foreign currencycontracls $ ..1(3::.;4""1)'-.:..:12:::3_ Cost of medical supplies $ 4.:..:6:::.2 .::;65:::2c.. $====*(3;.;,;41*') ==1;;;23;... $==4;;;;62;... ==...;6;;;;52;... The Company expects to reclassify $187 of losses from other comprehensive income into earnings within the next twelve months. At December 31, 2019, the Company had foreign currency contracts with maturities of up to 14 months. (17) Legal Proceedings Legal and Regulatory Matters The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution 50 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition. Personal injury litigation involving the FMCH's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017. Remaining individual personal injury cases do not present material risk. The Company's affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the Company's claims for indemnification of defense costs. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following entry into the settlement, the Company's insurers in the AIG group and the Company each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for some or all of its $220,000 outlay; the Company seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)). Four institutional plaintiffs filed complaints against the Company or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFio®/NaturaLyte® personal injury litigation but seeking as a remedy the repayment of sums paid to the Company that are attributable to the GranuFio®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. All of the institutional cases have been resolved by settlement except for the claims by the State of Louisiana through its Attorney General and Blue Cross Blue Shield Louisiana, which remain active in the combined proceeding. State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, et al2016 Civ. 11035 (U.S.D.C. D. Mass.). The Caldwell and Blue Cross Louisiana cases remain unresolved and are proceeding together in federal court in Boston but are subject to undecided motions for severance and remand. There is no trial date in either case. The Company has increased its litigation reserves to account for anticipated resolution of these claims. However, at the present time there are no agreements in principle for resolving either case and litigation through final adjudication may be required in them. On September 6, 2018, a special-purpose entity organized under Delaware law for the purpose of pursuing litigation filed a Pure Bill of Discovery in a Florida county court seeking discovery from the Company related to the personal injury settlement, but no other relief. MSP Recovery Claims Series LLC v. Fresenius Medical Care Holdings, No. 2018-030366-CA-01 (11th Judicial Circuit, Dade County, Florida). The Pure Bill was thereafter removed to federal court and transferred into the multidistrict Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation in Boston. No. 1:13-MD-02428-DPW (D. Mass. 2013). On March 12, (Continued) 51

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) 2019, plaintiff amended its Pure Bill by filing a complaint claiming rights to recover monetary damages on behalf of various persons and entities who are alleged to have assigned to plaintiff their rights to recover monetary damages arising from their having provided or paid for medical services for dialysis patients receiving treatments using the Company's acid concentrate product. The Company is responding to the amended complaint. In August 2014, the Company received a subpoena from the United States Attorney for the District of Maryland inquiring into the Company's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. The Company is cooperating in the investigation. In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of the Company overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of the Company's acquisition of Liberty. Hawaii v. Liberty Dialysis Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and the Company under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, the Company is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for July 13, 2020. On August 31, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into the Company's participation in and management of dialysis facility joint ventures in which physicians are partners. The Company continues to cooperate in the Denver United States Attorney's Office (USAO) investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between the Company and physician groups. On November 25, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into the Company's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 6646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator-a special-purpose entity formed by law firms to pursue qui tam proceedings - has served its complaint and litigation is proceeding. (Continued) 52

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by the Company's subsidiary Azura Vascular Care for a period beginning after the Company's acquisition of American Access Care LLC (AAC) in October 2011. The Company is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities have been medically necessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015. On June 30, 2016, the Company received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVila, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. the Company understands that this investigation is substantively independent of the $63,700 settlement by DaVila Rx announced on December 14, 2017 in the matter styled United States ex rei. Gallian v. DaVila Rx, 2016 Civ. 0943 (N.D. Tex.). The Company has cooperated in the investigation. On November 18, 2016, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (Shiel), which the Company acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, the Company identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, the Company terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. The Company contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation. On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, the Company retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. The Company is cooperating in the investigation. (Continued) 53

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) On December 14, 2016, the Center for Medicare and Medicaid Services (CMS), which administers the federal Medicare program, published an Interim Final Rule (IFR) titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment.• The IFR would have amended the Conditions for Coverage for dialysis providers, like the Company and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund (AKF or the Fund). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of the Company. On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including the Company preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including the Company, consented to the stay, which was granted by the court on June 27, 2017. On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into the Company's interactions and relationships with the AKF, including the Company's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. The Company cooperated in the investigation, which was part of a broader investigation into charitable contributions in the medical industry. On August 1, 2019, the United States District Court for the District of Massachusetts entered an order announcing that the United States had declined to intervene on a qui tam complaint underlying the USAO Boston investigation and unsealing the relator's complaint so as to permit the relator to serve the complaint and proceed on his own. The relator did not serve the complaint within the time allowed, but the court has not yet dismissed the relator's complaint. On April 8, 2019, United Healthcare served a demand for arbitration against the Company. The demand asserts that the Company unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United Healthcare's commercial plans, including Affordable Care Act exchange plans. The Company is contesting United Healthcare's claims and demands. A final hearing date has been scheduled in the arbitration for August 23, 2021. In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to the Company and two subsidiaries under the False Claims Act concerning the Company's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through the Company's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVila Rx in Texas announced on December 14, 2017. United States ex rei. Gallian, 2016 Civ. 0943 (N.D. Tex.). The Company is cooperating in the investigation. 54 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) On March 12,2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, VFMCRP) (the joint venture between Vifor Pharma and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, Lupin), and Teva Pharmaceuticals USA, Inc. (Teva) in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-LPS). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications (ANDA) with the U.S. Food and Drug Administration (FDA) for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (2.5 years) (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA), or a shorter time if a decision in the infringement suit is reached that the patents-at-issue are invalid or not infringed. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, Annora), in the U.S. District Court for the District of Delaware on December 17, 2018. A 30-month stay of FDA approval of Annora's ANDA will run through to May 30, 2021. The Company is the exclusive distributor of Velphoro® in the United States. On December 17, 2018, the Company was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVila, Inc. involving transactions between the Company and DaVila. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. The Company is cooperating in the investigation. On June 28, 2019, certain subsidiaries of the Company filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. The Tricare administrators have filed a motion to dismiss the complaint, but are not yet required to articulate, and have not yet presented, a substantive defense to the complaint. The Company intends to oppose the motion to dismiss. The Company has imposed a constraint on revenue for accounts receivable in legal dispute otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the possibility of not prevailing in the litigation. From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. (Continued) 55

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. The Company is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal. The Company operates many facilities and handles the personal data (PD) of its patients and beneficiaries throughout the United States and other parts of North America and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules and or other similar laws (Data Protection Laws) when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information fits employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements. 56 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries. Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business. The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business. The Company is also subject to ongoing and future tax audits in the U.S. in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations. Other than those individual contingent liabilities mentioned above the current estimated amount of the Company's other known individual contingent liabilities is immaterial. (18) Gain Related to Divestitures The Company accounts for divestitures in accordance with ASC 810-Consolidations. We deconsolidate the subsidiary as of the date the Company ceases to have a controlling financial interest in the subsidiary. The Company derecognizes the assets, liabilities, and equity components related to that subsidiary on the date of divestiture. The Company also recognizes the equity components including any noncontrolling interest as well as amounts previously recognized in accumulated other comprehensive income. 57 (Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2019 and 2018 (Dollars in thousands, except share data) On April 20, 2018, the Company signed a definitive agreement to divest its controlling interest in Sound Inpatient Physicians, Inc. (Sound) to an investment consortium led by Summit Partners, L.P. Upon receipt of the required regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended, and the satisfaction of customary closing conditions, the divestiture was consummated on June 28,2018. The total transaction proceeds were $1,770,516, net of related tax payments. The pre-tax gain related to the divestitures for Care Coordination activities was $910,371, which is included in the consolidated statements of income within gain related to divestitures of Care Coordination. 58